Registration No.  333-72819
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 329

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on March 23, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


          The First Trust Corporate Income Trust (High Yield),
                         Intermediate Series 16

                                 FT 329

FT 329 consists of a unit investment trust known as The First Trust Corporate Income Trust (High Yield), Intermediate Series 16 (the
"Trust"). The Trust consists of a portfolio of interest-bearing, high-yield corporate debt obligations of domestic and foreign companies ("Securities"). The Trust seeks to provide a high level of current income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


              The date of this prospectus is March 23, 1999

                              Table of Contents

Summary of Essential Information                                           3
Fee Table                                                                  4
Report of Independent Auditors                                             5
Statement of Net Assets                                                    6
Schedule of Investments                                                    7
The FT Series                                                              9
Portfolio                                                                  9
Risk Factors                                                              10
Public Offering                                                           11
Distribution of Units                                                     13
The Sponsor's Profits                                                     14
The Secondary Market                                                      14
How We Purchase Units                                                     14
Expenses and Charges                                                      15
Tax Status                                                                15
Retirement Plans                                                          17
Rights of Unit Holders                                                    17
Distributions                                                             18
Redeeming Your Units                                                      19
Removing Securities from the Trust                                        20
Amending or Terminating the Indenture                                     21
Description of Bond Ratings                                               21
Information on the Sponsor, Trustee and Evaluator                         23
Other Information                                                         24

                  Summary of Essential Information

          THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                         INTERMEDIATE SERIES 16
                                 FT 329


    At the Opening of Business on the Initial Date of Deposit of the
                        Securities-March 23, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   Muller Data Corporation

Initial Number of Units                                                                                          65,000
Fractional Undivided Interest in the Trust per Unit                                                            1/65,000
Principal Amount (Par Value) of Securities per Unit (1)                                                 $        10.000
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit                                         $        9.7625
     Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
          (4.712% of the net amount invested)                                                           $         .4600
     Public Offering Price per Unit (2)                                                                 $       10.2225
Sponsor's Initial Repurchase Price per Unit (3)                                                         $        9.7625
Redemption Price per Unit (based on aggregate underlying value of Securities) (3)                       $        9.6625
Weighted Average Maturity of the Securities                                                                  8.60 years
First Settlement Date                                                                                    March 26, 1999
Mandatory Termination Date (4)                                                                          August 29, 2008

                                                                                      Monthly             Semi-Annual
                                                                                      Distribution Option Distribution Option
                                                                                      ___________________ ___________________
Distributions (5):
     Estimated Net Annual Interest Income per Unit                                    $    .8192          $    .8242
     Initial Distribution per Unit                                                    $    .0432          $    .0435
     Partial Distribution per Unit                                                    $     N.A.          $    .1373
     Estimated Regular Distribution per Unit                                          $    .0682          $    .4121
Estimated Current Return (6)                                                               8.01%               8.06%
Estimated Long-Term Return (6)                                                             7.90%               7.95%
CUSIP                                                                                 30264V 240          30264V 257
Security Code                                                                              56613               56614

____________

(1) Because certain of the Securities may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, we cannot guarantee that the Unit value at the Mandatory Termination Date will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open (the "Evaluation Time"). No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accrued interest on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accrued interest on the Securities. See "Fee Table" and "Public Offering."

(3) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(4) See "Amending or Terminating the Indenture."

(5) You may elect to receive distributions either monthly or semi-annually. Distributions will be paid on the last business day of a payment month ("Distribution Date") to Unit holders of record on the fifteenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Net Annual Interest Income per Unit less the estimated annual expenses and divided by twelve for monthly distributions or two for semi-annual distributions. The Initial and Partial Distributions per Unit differ from estimated regular distributions because they do not represent a full month or six-month period. Each Unit holder, regardless of the distribution option chosen, will receive the Initial Distribution per Unit on April 30, 1999. Semi-annual Unit holders will receive the Partial Distribution per Unit on June 30, 1999. Estimated Regular Distributions per Unit will occur monthly, beginning in May 1999 for monthly Unit holders and will occur each June and December, beginning December 1999 for semi-annual Unit holders. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale or redemption of Securities. Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Principal Account, if any, will be made in December of each year. See "Expenses and Charges" and "Distributions."

(6) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions.

                          Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust and receive distributions either monthly or semi-annually. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately ten years and is a unit investment trust rather than a mutual fund, this information shows you a comparison of fees.

                                                            Monthly Distribution Option       Semi-Annual Distribution Option
                                                            ___________________________       _______________________________
                                                                            Amount                              Amount
                                                                            per Unit                            per Unit
                                                                            ________                            ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)

Maximum sales charge imposed on purchase                  4.5%              $.460             4.5%              $.460
                                                          ========          ========          ========          ========

Organization Costs
   (as a percentage of public offering price)

Estimated organization costs                              .210%(a)          $.0215            .210%(a)          $.0215
                                                          ========          ========          ========          ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                    .126%(b)          $.0132            .126%(b)          $.0132
Trustee's fee and other operating expenses                .218%              .0228            .170%              .0178
                                                          ________          ________          ________          ________
   Total                                                  .344%             $.0360            .296%             $.0310
                                                          ========          ========          ========          ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs under each distribution option would be:

                     Monthly              Semi-Annual
                     Distribution Option  Distribution Option
                     ___________________  ___________________
1 Year               $506                 $501
3 Years              $578                 $563
5 Years              $657                 $632
10 Years             $889                 $832

The example will not differ if you hold rather than sell your Units at the end of each period.

_______________________

(a) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(b) The Evaluator will receive a fee of $25 per daily evaluation. We have made an estimate of the number of Units we expect to create in order to determine the per Unit amount of the Evaluator's fee. To the extent our estimate differs from the actual Units created, the per Unit amount of the Evaluator fee will vary.

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 329


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 329, comprised of The First Trust Corporate Income Trust (High Yield), Intermediate Series 16, as of the opening of business on March 23, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on March 23, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 329, comprised of The First Trust Corporate Income Trust (High Yield), Intermediate Series 16, at the opening of business on March 23, 1999 in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP


Chicago, Illinois
March 23, 1999

                      Statement of Net Assets

          THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                         INTERMEDIATE SERIES 16

                                 FT 329


At the Opening of Business on the Initial Date of Deposit-March 23, 1999


                                                 NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                                            $634,563
Accrued interest on underlying Securities (2)(3)                                                                16,015
                                                                                                              ________
                                                                                                               650,578
Less liability for reimbursement to Sponsor for organization costs (4)                                          (1,398)
Less distributions payable (3)                                                                                 (16,015)
                                                                                                              _________
Net assets                                                                                                    $633,165
                                                                                                              =========
Outstanding units                                                                                               65,000

                                           ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $664,464
Less maximum sales charge (5)                                                                                  (29,901)
Less estimated reimbursement to Sponsor for organization costs (4)                                              (1,398)
                                                                                                              _________
Net assets                                                                                                    $633,165
                                                                                                              =========
________________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $725,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts ($634,563), accrued interest to the Initial Date of Deposit ($16,015) and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Securities ($309).

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0215 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."

                       Schedule of Investments

          THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                         INTERMEDIATE SERIES 16
                                 FT 329


                    At the Opening of Business on the
        Initial Date of Deposit of the Securities-March 23, 1999


                                                                                                             Cost of
Aggregate       Issue and Country of Issuer Represented by                                Redemption         Securities
Principal       Sponsor's Contracts to Purchase Securities (1)                Rating (3)  Provisions (4)     to the Trust (2)
_________       ______________________________________________                __________  ______________     ________________
$ 50,000        Adelphia Communications (United States),                      B+                             $ 55,625
                Senior Notes, 9.875%, Due 03/01/2007

  50,000        American Standard, Inc. (United States),                      BB-                              49,625
                Company Guarantee, 7.375%, Due 02/01/2008

  50,000        Coca-Cola Femsa SA (Mexico),                                  BB+                              51,063
                Notes, 8.95%, Due 11/01/2006

  50,000        Columbia/HCA Healthcare Corporation (United States),          BB+                              46,062
                Notes, 7.25%, Due 05/20/2008

  50,000        HMH Properties (United States),                               BB          2003  @  103.985     48,875
                Company Guarantee, 7.875%, Due 08/01/2008

  50,000        Owens-Illinois, Inc. (United States),                         BB+                              53,438
                Senior Notes, 8.10%, Due 05/15/2007

  50,000        Perez Companc SA (Argentina),                                 BBB-                             44,750
                Notes, 8.125%, Due 07/15/2007

  50,000        Revlon Consumer Products (United States),                     B-          2003  @  104.313     43,500
                Senior Subordinate Notes, 8.625%, Due 02/01/2008

  50,000        Ryland Group, Inc. (United States),                           B+          2003  @  104.125     48,500
                Senior Subordinate Notes, 8.25%, Due 04/01/2008

  50,000        Telefonica de Argentina (Argentina),                          BBB-                             47,562
                Notes, 9.125%, Due 05/07/2008

  50,000        Transportacion Maritma ADS (Mexico),                          BB-                              41,688
                Senior Notes, 10.00%, Due 11/15/2006

  50,000        Unisys Corporation (United States),                           BB-         2003  @  103.938     52,750
                Senior Notes, 7.875%, Due 04/01/2008

  50,000        Del E. Webb Corporation (United States),                      B-          2002  @  104.875     51,125
                Senior Subordinate Debentures, 9.75%, Due 01/15/2008
_________                                                                                                    _________
$650,000                                                                                                     $634,563
=========                                                                                                    =========
__________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on March 22, 1999 and we expect that they will all settle on or prior to March 25, 1999.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities on the business day before the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator. The cost of the

Page 7

Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $634,563 and $0, respectively. In addition, the aggregate bid price of the Securities on the business day before the Initial Date of Deposit and the annual interest income to the Trust were $628,063 and $55,588, respectively.

(3) Ratings are by Standard & Poor's and have been obtained from a corporate bond information reporting service.

(4) Certain Securities may be redeemed before their stated maturity. This column shows when a Security is initially redeemable and the redemption price for that year. Securities are redeemable at declining prices (but not below par value) in subsequent years. Certain Securities may also be redeemed in whole or in part other than by operation of the stated redemption provisions under certain circumstance detailed in the instruments creating them. Such redemption provisions may result in a redemption price less than the value of the Securities on the Initial Date of Deposit. Redemption pursuant to call provisions generally will occur at times when the redeemed Securities have an offering side valuation which represents a premium over par. To the extent that Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Securities are used to pay for Unit redemptions). Estimated Current Return and Estimated Long-Term Return may also be affected by such redemptions.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as The First Trust Corporate Income Trust (High Yield), Intermediate Series 16.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date, approximately ten years from the date of this prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, First Trust Advisors L.P. as Portfolio Supervisor and Muller Data Corporation as Evaluator, governs the operation of the Trust.

How We Created the Trust.


On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").


With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be redeemed or sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires must satisfy the initial selection criteria and be substantially similar to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                        Portfolio

Objectives

The Trust's objective is to provide investors with a high level of current income through an investment in a fixed portfolio of both domestic and foreign high-yield, high risk corporate debt obligations. The Trust has an expected life of approximately ten years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. See "Risk Factors" for a discussion of the risks of investing in the Trust.

Securities Selection

We considered the following factors, among others, in selecting the Securities for the Trust:

- The price of the Securities relative to other issues of similar quality and maturity;

- The present rating and credit quality of the issuer of the Security and potential for improvement;

-  The diversification of the Securities as to location of issuer;

-  The income to the Trust;

-  Whether the Securities were issued after July 18, 1984; and

-  The stated maturity of the Securities.

As of the Initial Date of Deposit, all of the Securities were rated "B3" or better by Moody's Investors Service, Inc. ("Moody's"), or "B-" or better by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). See "Description of Bond Ratings." After the Initial Date of Deposit, a Security's rating may be lowered. This would not immediately cause the Security to be removed from the Trust, but may be considered by us in determining whether to direct the Trustee to dispose of such Security. See "Removing Securities from the Trust."

                           Risk Factors

Price Volatility. The Trust invests in domestic and foreign high-yield, high risk corporate debt obligations. High-yield, high risk corporate bonds are subject to greater market fluctuations and risk of loss than corporate bonds with higher investment ratings. The value of the Securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. The value of the Securities will also fluctuate with changes in investors' perceptions of an issuer's financial condition or the general condition of the high-yield bond market, changes in inflation rates or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.


High-Yield Obligations. "High-yield" or "junk" bonds, the generic names for corporate bonds rated below "Triple B" by Standard & Poor's or Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below "Triple B" should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated bonds, their prices tend to fluctuate more than higher rated bonds and are affected by short-term credit developments to a greater degree. In addition, in many cases high-yield bonds do not have covenants which would prevent the issuer from entering into capital restructurings or borrowing transactions which could have the effect of reducing the ability of the issuer to meets its high-yield debt obligations or result in a reduction of its high-yield bond ratings.


The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

Certain Securities in the Trust may have been purchased on the Initial Date of Deposit at prices of less than their par value at maturity, indicating a market discount. Other Securities in the Trust may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of bonds purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of bonds purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. However, premium bonds are more likely to be called or redeemed with declines in interest rates.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or their respective industries may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.


Foreign Securities. The Trust is considered to be concentrated in Securities that are U.S. dollar denominated corporate debt obligations issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic obligations. Risks of foreign corporate bonds include losses due to future political and economic developments, the possible seizure or nationalization of foreign deposits, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of U.S. jurisdiction over foreign issuers.


                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit during the initial offering period is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Interest and Principal Accounts;

- Net interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement; and

-  The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the offering prices of the Securities, changes in the value of the Interest and/or Principal Accounts and as interest on the Securities accrues.


The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Accrued Interest.


Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semi-annually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.


Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

Initial Offering Period. The maximum sales charge during the initial offering period equals 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Security in the Trust, but in no event will the secondary market sales charge exceed 5.0% of the Public Offering Price (equivalent to 5.263% of the net amount invested). For purposes of computation, Securities will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such Securities are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Securities, in accordance with the following schedule:

                                       Secondary
                                       Market
Years to Maturity                      Sales Charge
_________________                      ________________
Less than 1                            1.00%
1 but less than 2                      1.50%
2 but less than 3                      2.00%
3 but less than 4                      2.50%
4 but less than 5                      3.00%
5 but less than 6                      3.50%
6 but less than 7                      4.00%
7 but less than 8                      4.50%
8 or more                              5.00%

Discounts for Certain Persons.

If you invest at least $100,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge during the initial offering period is reduced, as follows:

                                       Your Maximum
If you Invest                          Sales Charge
(in thousands):*                       will be:
________________                       ____________
$100 but less than $400                4.25%
$500 but less than $1,000              4.00%
$1,000 or more                         3.75%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales is the responsibility of the broker/dealer or other selling agent making the sale.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

The Evaluator will appraise the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Interest and Principal Accounts of the Trust plus interest accrued but unpaid on the Securities to the date of settlement plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of offering prices when necessary. The offering price of the Securities may be expected to be greater than the bid price by approximately 1-3% of the aggregate principal amount of such Securities.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 70% of the maximum sales charge for secondary market sales). Dealers and other selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase Units on the Initial Date of Deposit or $250,000 worth of Units on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us.

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.


From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on the unit sales generated by such person during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.


Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of the Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per

Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Interest Account of the Trust if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or our affiliates) as agent in selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will receive the fee set forth under "Fee Table" for providing portfolio supervisory services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include dealers of the Trust.


The fees payable to the Portfolio Supervisor and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services exceed the actual cost of providing such services in such year. Muller Data Corporation acts as Evaluator and will receive a fee of $25 per day for providing evaluation services to the Trust.


The Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are now in place or planned as far as we know).

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. If there is not enough cash in the Interest or Principal Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges. We cannot guarantee that the interest received will be sufficient to meet any or all expenses of the Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                       Tax Status

Federal Tax Status.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into another existing investment account.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of original issue discount, premium and accrued interest, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units or the date the Trust purchases a Security to determine the holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations (for example, in the case of gain attributable to market discount).

Discount, Accrued Interest and Premium.

Some Securities may have been sold with original issue discount. This generally means that the Securities were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. The basis of your Units and of each Security which was issued with original issue discount must be increased as original issue discount accrues.

Some Securities may have been purchased at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Security over the purchase price of the Security (not including unaccrued original issue discount). Market discount can arise based on the price the Trust pays for a Security or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when the Trust receives principal payments on the Security, when the Security is sold or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

Alternatively, some Securities may have been purchased at a premium. Generally, if the tax basis of your pro rata portion of any Security exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize bond premium. If you make this election, you may reduce your interest income received on the Security by the amount of the premium that is amortized and your tax basis will be reduced.

If the price of your Units included accrued interest on a Security, you must include the accrued interest in your tax basis in that Security.

When the Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Security.

This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Securities that were issued with original issue discount.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. However, individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Interest payments on the Securities of foreign companies that are paid to the Trust may be subject to foreign withholding taxes. Any interest withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of foreign taxes. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes. Certain issuers of the Securities which are subject to foreign withholding taxes may have agreed, with certain exceptions, to make additional payments to the Trust to compensate you for your foreign tax liability. These payments will vary from Security to Security, and any additional payments received will be treated as taxable income to you. The additional payment will not necessarily be based upon a formula which would otherwise compensate you for the entire tax liability triggered by your receipt of an additional payment. Therefore, you may not be completely compensated for the actual foreign withholding tax liability.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on interest income or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for Federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as registered owner of Units:

- A written initial transaction statement containing a description of your Trust;

-  The number of Units issued or transferred;

-  Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

-  The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.


You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.


Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of interest (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- The amount of interest received by the Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The dates Securities were sold and the net proceeds received from such sales less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                          Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any interest received on the Trust's Securities to the Interest Account of the Trust. All other receipts, such as return of capital, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute an amount substantially equal to your pro rata share of the balance of the Interest Account calculated on the basis of one-twelfth (one-half in the case of Unit holders electing semi-annual distributions) of the estimated annual amount of interest received in the Income Account after deducting estimated expenses on or near the Distribution Dates to Unit holders of record on the preceding Distribution Record Date. See "Summary of Essential Information." Because interest is not received by the Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the

Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date. The Trustee will distribute amounts in the Principal Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Interest or Principal Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

You will receive interest distributions monthly unless you elect to receive them semi-annually. Your plan of distribution will remain in effect until changed. During May of each year the Trustee will provide you with information on how to change your distribution election.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

Universal Distribution Option. You may elect to have your principal and interest distributions automatically distributed to any other investment vehicle of which you have an existing account. If you elect this option, the Trustee will notify you of each distribution made pursuant to this option. You may elect to terminate your participation at any time by notifying the Trustee in writing.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account of the Trust if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account of the Trust.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. accrued interest on the Securities.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;


3. estimated accrued expenses of the Trust, if any;



4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and


5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

           Removing Securities from the Trust


The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:


- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

-  Such Securities are the subject of an advanced refunding;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact within 30 days. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except in the limited instance in which the Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, except that we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than 20% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period (the "Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

              Description of Bond Ratings*

________________
*  As published by the rating companies.

Standard & Poor's.

A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's.

A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa - Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(- - -) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
(d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)
-  The First Trust Insured Corporate Trust
-  The First Trust of Insured Municipal Bonds
-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is Muller Data Corporation. The Evaluator's address is 395 Hudson Street, New York, New York 10014.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

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Page 26


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Page 27


                    FIRST TRUST (registered trademark)

         The First Trust Corporate Income Trust (High Yield),
                         Intermediate Series 16
                                 FT 329

                                Sponsor:

                           NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                         THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This prospectus contains information relating to The First Trust Corporate Income Trust (High Yield), Intermediate Series 16, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

         -   Securities Act of 1933 (file no. 333-72819) and
         -   Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                            March 23, 1999

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                   First Trust (registered trademark)
                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 329 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 23, 1999. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
   High-Yield Obligations                                      1
   Foreign Issuers                                             2
   Liquidity                                                   2
   Exchange Controls                                           3
   Jurisdiction Over, and U.S. Judgments Concerning,
     Foreign Obligors                                          3
   General                                                     3

Risk Factors

High-Yield Obligations. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high-yield, high-risk," fixed-rate, domestic and foreign corporate debt obligations or "junk Securities" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. Securities such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

"High-yield" or "junk" Securities, the generic names for corporate Securities rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield Securities is very specialized and investors in it have been predominantly financial institutions. High-yield Securities are generally not listed on a national securities exchange. Trading of high-yield Securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield Security market is a dealer market, rather than an auction market, no single obtainable price for a given Security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. Not all dealers maintain markets in all high-yield Securities. Therefore, since there are fewer traders in these Securities than there are in "investment grade" Securities, the bid-offer spread is usually greater for high-yield Securities than it is for investment grade Securities. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the

Securities are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the Security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk Securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Security default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Security. Because amounts (if any) recovered by the Trust in payment under the defaulted Security may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk Securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than BBB by Standard & Poor's, or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Description of Security Ratings" in the prospectus for a description of speculative ratings issued by Standard & Poor's and Moody's.

Foreign Issuers. A portion of the Securities in the Trust are invested in securities of foreign issuers. It is appropriate for investors in the Trust to consider certain investment risks that distinguish investments in Securities of foreign issuers from those of domestic issuers. Those investment risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Securities held in the Portfolio, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions (including expropriation, burdensome or confiscatory taxation and moratoriums) which might adversely affect the payment or receipt of payment of amounts due on the Securities. Investors should realize that, although the Trust invests in U.S. dollar denominated investments, the foreign issuers which operate internationally are subject to currency risks. The value of Securities can be adversely affected by political or social instability and unfavorable diplomatic or other negative developments. In addition, because many foreign issuers are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information about the foreign issuer than a U.S. domestic issuer. Foreign issuers also are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Liquidity. The Securities in the Trust may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Most of the Securities will not be listed on a securities exchange. Whether or not the Securities are listed, the principal trading market for the Securities will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent. The Trust may also contain non-exempt Securities in registered form which have been purchased on a private placement basis. Sales of these Securities may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

Exchange Controls. On the basis of the best information available to the Sponsor at the present time none of the Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of amounts due on the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Jurisdiction Over, and U.S. Judgments Concerning, Foreign Obligors. Non-U.S. issuers of the Securities will generally not have submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Securities. If the Trust contains Securities of such an issuer, the Trust as a holder of those obligations may not be able to assert its rights in U.S. courts under the documents pursuant to which the Securities are issued. Even if the Trust obtains a U.S. judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars would be determined with reference to the due date or the date the judgment is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of U.S. courts.

General. The Trust may consist of Securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Securities and the value of the underlying Trust portfolio being reduced.

Certain of the Securities in the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount Securities at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued comparable Securities increase, the market discount of previously issued Securities will become greater, and if such interest rates for newly issued comparable Securities decline, the market discount of previously issued Securities will be reduced, other things being equal. Investors should also note that the value of Securities purchased at a market discount will increase in value faster than Securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Securities purchased at a market discount will decrease faster than Securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount Securities will be reduced. A discount Security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable Security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in the Trust may be original issue discount Securities or zero coupon Securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status" in the prospectus. The current value of an original discount Security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon Securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Securities in the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium Securities at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable Securities decrease, the market premium of previously issued Securities will be increased, and if such interest rates for newly issued comparable Securities increase, the market premium of previously issued Securities will be reduced, other things being equal. The current returns of Securities trading at a market premium are initially higher than the current returns of comparable Securities of a similar type issued at currently prevailing interest rates because premium Securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium Security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. To the extent that the Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium Securities generally pay a higher rate of interest than Securities priced at or below par, the effect of the redemption of premium Securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such Securities bears to the total par amount of Securities in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption.

Because certain of the Securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. Certain of the Securities contained in the Trust may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A Security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a Security issue is redeemed, at or before maturity, by the proceeds of a new Security issue. A Security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Securities delivered to the Trustee represent obligations by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trust. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities of the Trust relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section for the Trust entitled "Schedule of Investments" in the prospectus. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit the Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities or replacement Securities are not acquired by the Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return shown in the prospectus may be reduced.

               CONTENTS OF REGISTRATION STATEMENT



     A.     BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



     B.     THIS  REGISTRATION  STATEMENT  ON  FORM  S-6
            COMPRISES    THE   FOLLOWING   PAPERS    AND
            DOCUMENTS:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 329, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Combined Series 248; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 329, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 23, 1999.

                              FT 329

                              By   NIKE SECURITIES L.P.
                                   Depositor



                              By   Robert M. Porcellino
                                   Vice President




                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen  Director             )
                      of Nike Securities   )
                      Corporation, the     ) March 23, 1999
                      General Partner of   )
                      Nike Securities L.P. )
                                           )
                                           )
David J. Allen        Director of Nike     ) Robert M. Porcellino
                      Securities           ) Attorney-in-Fact**
                      Corporation, the     )
                      General Partner      )
                      of Nike Securities L.P.




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated March 23, 1999 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-72819) and related Prospectus of FT 329.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 23, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


               CONSENT OF MULLER DATA CORPORATION

     The consent of Muller Data Corporation to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio
         Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45903] filed on behalf
         of   The   First   Trust   Special   Situations   Trust,
         Series 24).

1.1.1 Form of Trust Agreement for FT 329 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, Muller Data Corporation, as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of Muller Data Corporation.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).


                               S-6